Exhibit (a)(10)

No. 342 262036 12

VAN HALL, individually and on behalf of all	§	IN THE DISTRICT COURT
others similarly situated,	§
§
Plaintiff,	§
§
vs.	§
§
UNION DRILLING, INC., SIDEWINDER	§	342nd JUDICIAL DISTRICT
DRILLING, INC., FASTBALL	§
ACQUISITION, INC., THOMAS O’NEILL,	§
JR., CHRISTOPHER D. STRONG,	§
THEODORE JAMES GLAUTHIER,	§
RONALD HARRELL, HOWARD I.	§
HOFFEN, M. JOSEPH MCHUGH,	§
GREGORY D. MYERS and ROBERT M.	§	TARRANT COUNTY, TEXAS
WOHLEBER,	§
§
§
Defendants.	§

PLAINTIFF’S ORIGINAL CLASS ACTION PETITION

Plaintiff, Van Hall, by his attorneys, on behalf of himself and those similarly situated, files this action against the defendants, and alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

DISCOVERY LEVEL

Pursuant to Rule 190.3 of the Texas Rules of Civil Procedure, Plaintiff alleges that this case should be controlled under Level 2.

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PARTIES

1. Plaintiff, Van Hall, is an individual domiciled in the State of Texas and residing at P.O. Box 861, Atlanta, TX. The Plaintiff is, and at all times relevant hereto has been, a UDI shareholder.

2. Defendant UDI is a Delaware corporation whose principal executive offices are located at 4055 International Plaza, Suite 610, Fort Worth, Texas. UDI provides contract land drilling services and equipment primarily to independent oil and natural gas producers in the United States. UDI offers drilling rigs, as well as the drilling crews and ancillary equipment to operate its drilling rigs. The Company provides drilling services to customers engages in developing oil and natural gas bearing formations. UDI has principal operations in the Appalachian Basin; the Arkoma Basin in eastern Oklahoma and Arkansas; and the Fort Worth Basin in northern Texas. As of May 2, 2012, UDI owned a fleet of 50 drilling rigs. UDI’s common stock is publicly traded on the NASDAQ under the symbol “UDRL.”

3. Defendant Sidewinder is a privately-owned drilling contractor which owns and operates a fleet of land rigs targeting the unconventional oil & gas resource plays throughout the United States. Sidewinder was founded in April 2011 and is headquartered in Houston, Texas. Sidewinder is controlled by Avista Capital Partners (“Avista”) - a leading private equity firm with over $4 billion under management and offices in New York, Houston and London.

4. Defendant Fastball Acquisition, Inc. is a Delaware corporation and a direct, wholly- owned subsidiary of Sidewinder.

5. Individual Defendant Thomas O’Neill, Jr. (“O’Neill”) has served as the Chairman of the Board since UDI’s organization in December 1997. O’Neill is a member of the Compensation and Corporate Governance Committees. O’Neill is the beneficial owner of 7,960,748 shares of UDI stock.

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6. Individual Defendant Christopher D. Strong (“Strong”) was appointed the Company’s President and Chief Executive Officer in April 2004 and since June 2008 he has served as a director. From June 2003 to April 2004, Strong served as UDI’s President and Treasurer. From May 1999 to June 2003, he served as the Company’s Vice President and Chief Financial Officer. Strong is the beneficial owner of 321,642 UDI shares.

7. Individual Defendant Theodore James Glauthier (“Glauthier”) has been a director of UDI since April 2006. Glauthier is Chairman of the Corporate Governance Committee and a member of the Audit Committee. Glauthier is the beneficial owner of 33,493 UDI shares.

8. Individual Defendant Ronald Harrell (“Harrell”) has served on the Board since August 2006. Harrell is the beneficial owner of 33,493 shares.

9. Individual Defendant Howard I. Hoffen (“Hoffen”) has served on the Board since December 1997. Hoffen is a managing director of Metalmark Capital Holdings LLC, one of the funds that owns Union Drilling Company LLC (UDC LLC). UDC LLC is the largest shareholder of UDI with over 36% of the Company’s outstanding stock. UDC LLC is controlled by a board of representatives, the members of which include Defendants Hoffen and Gregory D. Myers, whom, as representatives of the Funds, control a majority of the voting rights on the board of representatives.

10. Individual Defendant M. Joseph McHugh (“McHugh”) has served on the Board since February 2006. McHugh is Chairman of the Audit Committee. McHugh is the beneficial owner of 38,493 UDI shares.

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11. Individual Defendant Gregory D. Myers (“Myers”) has served on the Board since May 1999. Myers is Chairman of the Compensation Committee and a member of the Corporate Governance Committee. Myers is a managing director of Metalmark Capital Holdings LLC, one of the funds that owns Union Drilling Company LLC (UDC LLC). UDC LLC is the largest shareholder of UDI with over 36% of the Company’s outstanding stock. UDC LLC is controlled by a board of representatives, the members of which include Defendants Myers and Hoffen, whom, as representatives of the Funds, control a majority of the voting rights on the board of representatives.

12. Individual Defendant Robert Wohleber (“Wohleber”) has served on the Board since October 2008. Wohleber is a member of the Audit Committee. Wohleber is the beneficial owner of 20,517 shares.

13. Individual Defendants Thomas O’Neill, Jr., Christopher D. Strong, Theodore James Glauthier, Ronald Harrell, Howard I. Hoffen, M. Joseph McHugh, Gregory D. Myers and Robert M. Wohleber are, and at all times relevant hereto have been, directors of UDI.

14. The Defendants named in paragraphs 9-16 are referred to herein as “Individual Defendants” or “Director Defendants.”

15. By reason of their positions as officers and/or directors of the Company, the Individual Defendants named above are in a fiduciary relationship with Plaintiff and the other public shareholders of UDI and owe them the highest duties of good faith, loyalty and due care, as set forth in further detail herein.

JURISDICTION AND VENUE

16. This Court has jurisdiction over this action because it is an action for injunctive relief. Pursuant to Texas Civil Practice and Remedies Code §15.002(1), venue is proper in Tarrant County, Texas, as all or substantially all of the conduct giving rise to the claims asserted in this cause occurred in Tarrant County, Texas. In addition, venue is proper in Tarrant County, Texas pursuant to Texas Civil Practice and Remedies Code §§ 15.002(2) & 15.005 because UDI is headquartered and with its principal place of business located at 4055 International Plaza, Suite 610, Fort Worth, Texas.

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SUMMARY OF THE ACTION

17. Plaintiff brings this shareholder class action on behalf of himself and all other public shareholders of Union Drilling, Inc. (“UDI” or the “Company”), against UDI, its Board of Directors (the “Board” or the “Individual Defendants), Sidewinder Drilling, Inc. (“Sidewinder”) and its wholly-owned subsidiary Fastball Acquisition., Inc. (“Merger Sub”) (collectively, the “Defendants”), arising out of an all-cash tender offer valued at approximately $242 million. Under the terms of the transaction, UDI shareholders will receive $6.50 per share for each share of UDI stock they own (the “Proposed Acquisition”).

18. In connection with the definitive Agreement and Plan of Merger entered into by and among the Defendants on September 24, 2012 (the “Merger Agreement”), the obligation of the Merger Sub to purchase shares tendered in the offer is subject to certain conditions, among those conditions, 67.2% of UDI’s outstanding shares must accept the offer (the “Minimum Tender Condition”). Significantly, Sidewinder has entered into tender and voting agreements and support agreements with UDI shareholders that beneficially own approximately 51% of all UDI outstanding shares.

19. Upon occurrence of the Minimum Tender Condition, Section 2.04 of the Merger Agreement contains a “Top-Up Option” that permits Merger Sub to purchase from the Company up to the number of shares equal to the number of shares that, when added to the number of shares owned by Merger Sub at the time of the exercise of the Top-Up Option, together with the Contributed Shares, constitutes at least 90% of the shares outstanding on the offer closing date. Thus, the Top-Up Option ensures that Sidewinder, through the Merger Sub, will be able to unilaterally effect a merger by and between UDI and Merger Sub upon closing of the Tender Offer. The effect of this self-interested, unilateral action will be to cash out the Company’s common shareholders at the unfairly low price of $6.50 per share.

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20. In approving the Proposed Acquisition, the Individual Defendants have breached their fiduciary duties of loyalty, good faith, due care and disclosure by, inter alia, (i) agreeing to sell UDI without first taking steps to ensure that Plaintiff and Class members (defined below) would obtain adequate, fair and maximum consideration under the circumstances; and (ii) engineering the Proposed Acquisition to benefit themselves and/or Sidewinder without regard for UDI’s public shareholders. Moreover, as alleged further herein, Sidewinder aided and abetted the Individual Defendants’ breaches of fiduciary duty. Accordingly, this action seeks to enjoin the Proposed Acquisition and compel the Individual Defendants to properly exercise their fiduciary duties to UDI’s shareholders.

STATEMENT OF FACTS

A. The Proposed Acquisition.

21. On September 25, 2012, UDI and Sidewinder jointly issued a press release announcing that UDI had agreed to be acquired by Sidewinder in an all-cash tender offer in which UDI stockholders will receive $6.50 cash for each share of UDI common stock they own. The transaction has a total value of approximately $242 million. The press release reads, in relevant part, as follows:

FORT WORTH and HOUSTON, Texas, Sept. 25, 2012 /PRNewswire/ — Union Drilling, Inc. (NASDAQ: UDRL) (“Union Drilling”), a land drilling services and equipment contractor headquartered in Fort Worth, Texas, and Sidewinder Drilling Inc. (“Sidewinder”), a Houston-based land drilling company controlled by Avista Capital Partners, today announced that the two companies have entered into a definitive agreement and plan of merger pursuant to which Sidewinder will acquire all of the outstanding shares of Union Drilling common stock in an all-cash tender offer valued at approximately $242 million.

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Under the terms of the agreement and plan of merger, which has been unanimously approved by Union Drilling’s Board of Directors, Sidewinder’s acquisition subsidiary, Fastball Acquisition, Inc. (“Fastball”), will commence a cash tender offer to purchase all of the outstanding shares of Union Drilling for $6.50 per share. The purchase price represents a premium of 40.0% over the 60-day volume weighted average share price of Union Drilling and a premium of 26.8% over the 30-day volume weighted average share price of Union Drilling as of Monday, September 24, 2012, the last full trading day before today’s announcement.

The tender offer and the merger are subject to customary closing conditions set forth in the agreement and plan of merger, including the satisfaction of the minimum tender condition in the tender offer that 67.2% of Union Drilling’s outstanding shares on a fully diluted basis be tendered to Sidewinder’s merger subsidiary and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of Union Drilling stockholder approval. Sidewinder has received voting agreements with certain Union Drilling stockholders representing 51% of the outstanding shares of Union Drilling to vote in favor of the transaction. The closing of the transaction is expected in the fourth quarter of 2012.

The Board of Directors of Union Drilling has unanimously determined that the offer and the merger are in the best interests of Union Drilling’s stockholders and will recommend that Union Drilling stockholders accept the offer and tender their shares in the offer when it is made.

“This transaction with Sidewinder recognizes the value of Union Drilling’s land drilling equipment, scale, scope of operations and its talented and hard-working employees,” said Christopher D. Strong, President and Chief Executive Officer of Union Drilling. “It also delivers a significant premium to our loyal shareholders and allows our employees to continue to deliver on our strategic goal of revitalizing our fleet and investing in people, processes and equipment.”

Jon C. Cole, Chairman and CEO of Sidewinder, commented, “The acquisition of Union Drilling is strategically complementary for Sidewinder as it significantly increases our scale of operations, geographically broadens our exposure in the North American shale plays, meaningfully expands our customer base and provides substantial synergies. After we complete our acquisition of Union Drilling, we will have the scale and skilled workforce necessary to more effectively serve our customers in multiple geographies.”

Sidewinder has obtained fully committed financing, and the transaction is not subject to a financing condition.

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RBC Capital Markets is acting as exclusive financial advisor, and Davis Polk & Wardwell LLP is serving as special counsel to Union Drilling. Vinson & Elkins LLP is Sidewinder’s legal counsel. The debt financing commitment for the transaction has been provided by Jefferies and its affiliates, and Latham & Watkins LLP is acting as legal counsel to the lenders.

22. The timing of the Proposed Acquisition follows a year in which UDI increased revenues in each quarter and signed multi-year contracts for two new rigs. For example, on March 7, 2012, UDI reported Q4 2011 financial and operating results which saw revenue increase from $58.2 million in the fourth quarter of 2010 to $68.2 million. The Company reported net income of $2.1 million for the quarter, or $0.09 per share, compared to a net loss of $0.3 million, or $0.01 per share, during the prior year period. Strong stated in the press release:

We had solid financial and operating results in the second half of 2011 and we’re well positioned to build on that foundation in 2012. In December, we completed the auction of 31 older, smaller rigs, which in many ways represents the culmination of our six year transition to a fleet of premium, modern rigs. That fleet, combined with our experienced, knowledgeable crews, is allowing us to increase our customer exposure to major and large independent E&P companies primarily focused on deep horizontal drilling in oil and natural gas bearing formations.

In response to market conditions, we continue to reposition our fleet in the oil and liquids-rich plays that have proximity to our existing operating regions, such as the Granite Wash, Mississippi Lime and Utica. Most of our rigs in Texas are already drilling for oil and by summer, the majority of our rigs in the Arkoma will be targeting oil in Oklahoma and southern Kansas. In Appalachia, we have rigs drilling liquids-rich Marcellus Shale in southwestern Pennsylvania and northern West Virginia and I anticipate we will be drilling horizontal Utica wells in Ohio later this year.

23. On May 2, 2012, UDI reported Q1 2012 revenues equal to $64.6 million compared to $56.0 million in the first quarter of 2011. During the quarter, Union Drilling repurchased approximately 1.0 million shares of its common stock at an average price of $5.53 per share, including commissions. As of March 31, 2012, the Company had cumulatively repurchased 1.1 million shares since the authorization of its 3.0 million share repurchase program in October 2011.

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24. On August 1, 2012, UDI announced financial and operating results for Q2 2012 in which the Company generated revenues of $68.1 million compared to $59.9 million in the second quarter of 2011. The Company reported net income of $0.6 million for the quarter, or $0.03 per share, compared to a net loss of $3.4 million, or $0.15 per share, during the prior year period.

25. While the press release announcing the Proposed Acquisition touts the purchase price as a 40.0% premium over the 60-day volume weighted average share price of UDI and a premium of 26.8% over the 30-day volume weighted average share price of UDI as of Monday, September 24, 2012, the last full trading day before today’s announcement, significantly, UDI shares traded as high as $6.69 on September 21, 2012, as high as $6.76 on March 12, 2012 and as high as $7.60 on February 24, 2012. Additionally, UDI has a Book Value Per Share equal to $8.76 for the current quarter. Thus, the touted premium in the press release misleads and more closely resembles a discount than a premium.

26. Pursuant to the terms of the Merger Agreement, the obligation of the Merger Sub to purchase shares tendered in the offer is subject to certain conditions, among those conditions, 67.2% of UDI’s outstanding shares must accept the offer. Significantly, in connection with the Merger Agreement, on September 24, 2012, Sidewinder entered into two separate tender and voting agreements (each, a “Tender and Voting Agreement” and together, the “Tender and Voting Agreements”) with (i) UDC LLC, the largest stockholder of the Company (the “Stockholder”), and (ii) the Company’s executive officers (the “Officers”). Pursuant to the Tender and Voting Agreements, the Stockholder and the Officers agreed, among other things, to (a) tender all of the shares such Stockholder and such Officers beneficially own in the offer and (b) vote such shares in favor of adopting the Merger Agreement. As of September 24, 2012, the shares owned by the Stockholder (UDC LLC) subject to the Tender and Voting Agreement represent approximately 36% of outstanding UDI shares and the shares owned by the Officers subject to the Tender and Voting Agreement represent approximately 1% of all outstanding UDI shares.

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27. In addition, in connection with the Merger Agreement, on September 24, 2012, Sidewinder entered into separate contribution, non-tender and support agreements (the “Support Agreements”) with certain stockholders of the Company already controlled by Sidewinder, through the ownership interest of Avista Capital Partners III GP, LP, (“Avista”) (collectively, the “Rollover Stockholders”). Pursuant to the Support Agreements, the Rollover Stockholders agreed, to (i) not tender their shares into the offer, (ii) to vote their shares in favor of adopting the Merger Agreement and (iii) after the consummation of the Proposed Acquisition, to contribute certain shares (the “Contributed Shares”) to Sidewinder in exchange for equity in Sidewinder on the terms set forth therein. As of September 24, 2012, the shares owned by the Rollover Stockholders subject to the Support Agreements represent approximately 15% of the outstanding shares.

28. Thus, shareholders holding 51% of the required 67.2% of UDI shares required to approve the Proposed Acquisition have committed to the deal before non-affiliated shareholders have had an opportunity to even review the terms of the deal.

29. In addition, both companies expressly acknowledged in the press release that the Proposed Acquisition is calculated to benefit Sidewinder. Specifically, Jon C. Cole, Chairman and CEO of Sidewinder, is quoted in the press release as follows:

The acquisition of Union Drilling is strategically complementary for Sidewinder as it significantly increases our scale of operations, geographically broadens our exposure in the North American shale plays, meaningfully expands our customer base and provides substantial synergies. After we complete our acquisition of Union Drilling, we will have the scale and skilled workforce necessary to more effectively serve our customers in multiple geographies.

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30. By acquiring the Company now, Sidewinder stands to realize the benefits of UDI’s enviable market position in a billion dollar industry primed for record growth. If the Proposed Acquisition is consummated, UDI stockholders will be stripped of their equity interest in the Company and unable to realize the full value and potential of their investment.

31. As such, the Proposed Acquisition will allow Sidewinder to purchase UDI at an unfairly low price while availing itself of UDI’s significant value and upside or long-term potential.

B. Deal Preclusive Mechanisms.

32. The Merger Agreement contains certain provisions that unduly benefit Sidewinder by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, the Merger Agreement contains a termination fee provision exposing UDI to up to $7,000,000.00 in termination fees/expenses to Sidewinder if the Merger Agreement is terminated under certain circumstances.

33. The Merger Agreement also contains a “no solicitation” provision that restricts UDI from considering alternative acquisition proposals by, inter alia, constraining UDI’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits UDI from soliciting any alternative proposal, but permits the Board to consider a bona fide, unsolicited written Acquisition Proposal only if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Merger Agreement. However, even the Board’s consideration of unsolicited proposal is restricted: prior to considering any such proposal, the Board must determine, in consultation with its financial advisors, that its fiduciary duties require it to consider the proposal. Thus, the Board cannot consider alternative proposals even if it reasonably believes that any such proposal would be beneficial to shareholders.

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34. Further, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide Sidewinder information in order to match any other offer, thus providing Sidewinder access to the unsolicited bidder’s financial information and giving Sidewinder the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Sidewinder.

35. Moreover, the Merger Agreement contemplates that only a fraction of UDI’s common shareholders will tender their shares in the Tender Offer. Accordingly, the Merger Agreement contains provisions that permit Sidewinder and Merger Sub to acquire UDI regardless of whether a majority of the Company’s non-affiliated shareholders support the deal or not.

36. For example, Section 2.04 of the Merger Agreement (“Section 2.04”) provides for a

Top-Up Option as follows:

(a) Subject to Section 2.04(b) and Section 2.04(c), the Company grants to Merger Subsidiary an irrevocable option, for so long as this Agreement has not been terminated pursuant to the provisions hereof (the “Top-Up Option”), to purchase from the Company up to the number of Shares equal to the number of Shares that, when added to the number of Shares owned by Merger Subsidiary at the time of the exercise of the Top-Up Option, together with the Contributed Shares, constitutes at least 90% of the Shares outstanding on the Offer Closing Date, on a fully-diluted basis (such Shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”); provided that the Top-Up Option shall not be exercisable to the extent (i) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares plus the number of Shares held as treasury shares or (ii) any provision of Applicable Law would prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares with respect to such exercise.

37. In light of the fact that the 51% of all outstanding UDI shares have already committed to the deal, and only 67.2% of UDI shares must be tendered in order for Merger Sub to effectuate the Top-Up Option, it is a near certainty that Merger Sub will be able to exercise the Top-Up Option and acquire control of at least 90% of the Company’s outstanding common stock without regard to whether a majority of non-affiliated UDI shareholders tender their shares in the Tender Offer.

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38. Thus, rather than base their decision whether to tender on the financial merits of the transaction, UDI’s public stockholders will be coerced to tender their shares in the Tender Offer because the Merger Agreement renders meaningless any ability for non-tendering stockholders to vote down the Merger and share in the future financial upside of the Company.

39. Moreover, Sidewinder does not even have to pay UDI for the shares issued pursuant to the Top-Up Option. Pursuant to Section 2.04(b), the Top-Up consideration may be paid by issuance of a promissory note by Sidewinder having a principal amount equal to the balance of the aggregate purchase price for the Top Up Option Shares.

40. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Acquisition and the Proposed Acquisition is the product of the Board’s breaches of fiduciary duty, aided and abetted by Sidewinder, UDI and the Merger Sub.

C. The Individual Defendants’ Fiduciary Duties.

41. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to act in the best interests of the company’s shareholders, including the duty to obtain maximum value under the circumstances. To diligently comply with these duties, the directors may not take any action that:

(a)	adversely affects the value provided to the corporation’s shareholders;

(b)	will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)	contractually prohibits them from complying with their fiduciary duties; and/or

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(d)	will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, and place their own pecuniary interests above those of the interests of the company and its shareholders.

42. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of UDI, are obligated to refrain from:

(a)	participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)	participating in any transaction where the directors or officers are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)	unjustly enriching themselves at the expense or to the detriment of the public shareholders.

43. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated, and are violating, the fiduciary duties they owe to Plaintiff and the other public shareholders of UDI, including their duties of loyalty, good faith, candor, and due care. As a result of the Individual Defendants’ divided loyalties, Plaintiff and Class members will not receive adequate, fair or maximum value for their UDI common stock in the Proposed Acquisition.

44. As a result of these breaches of fiduciary duty, the Company’s public shareholders will not receive adequate or fair value for their common stock in the Proposed Acquisition.

CLASS ACTION ALLEGATIONS

45. Plaintiff brings this action as a class action, individually and on behalf of all holders of UDI common stock who are being and will be harmed by the Individual Defendants’ actions, described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

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46. This action is properly maintainable as a class action because, inter alia:

(a)	The Class is so numerous that joinder of all members is impracticable. UDI’s stock is publicly traded on the NASDAQ and Plaintiff believes that there are hundreds if not thousands of holders of such shares. Moreover, the holders of these shares are geographically dispersed throughout the United States;

(b)	There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. These common questions include, inter alia: (i) whether the Individual Defendants have engaged in self-dealing, to the detriment of UDI’s public shareholders; (ii) whether the Proposed Acquisition is unfair to the Class, in that the price is inadequate and is not the fair value that could be obtained under the circumstances; (iii) whether Sidewinder, Merger Sub and/or UDI aided and abetted the Individual Defendants’ breaches of fiduciary duty; and (iv) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants;

(c)	Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d)	The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e)	Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

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CAUSES OF ACTION

Count One - Breach of Fiduciary Duty (against the Individual Defendants)

47. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

48. As alleged herein, Defendants have initiated a process to sell UDI that undervalues the Company. In addition, by agreeing to the Proposed Acquisition, Defendants have capped the price of UDI at a price that does not adequately reflect the Company’s true value. Moreover, Defendants failed to sufficiently inform themselves of UDI’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Acquisition.

49. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

50. Plaintiff and the members of the Class have no adequate remedy at law.

Count Two - Aiding and Abetting the Board’s Breaches of Fiduciary Duty

(against Defendants UDI, Sidewinder and Merger Sub)

51. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

52. Defendants Sidewinder, Merger Sub and UDI knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Acquisition, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Acquisition, Sidewinder and Merger Sub obtained sensitive non-public information concerning UDI’s operations and thus had the advantage to acquire the Company at an unfair price.

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53. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

54. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class, and against the Defendants, as follows:

A. Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and certifying his counsel as class counsel;

B. Declaring and decreeing that the Proposed Acquisition was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable, and rescinding and invalidating any merger agreement or other agreements that Defendants entered into in connection with, or in furtherance of, the Proposed Acquisition;

C. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of UDI’s shareholders;

E. Imposing a constructive trust, in favor of Plaintiff and the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

F. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

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G. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: October 3, 2012

Respectfully submitted,

By:	/s/ Richard A. Illmer
Richard A. Illmer State Bar No. 10388350 Chad A. Johnson State Bar No. 24026259

BROWN MCCARROLL, L.L.P. 2001 Ross Avenue, Suite 2000 Dallas, TX 75201 Tel: 214.999.6100 Fax: 214.999.6170

BRODSKY & SMITH, LLC Evan J. Smith Marc L. Ackerman Two Bala Plaza, Suite 602 Bala Cynwyd, PA 19004 (610) 667-6200 (610) 667-9029 (fax) Counsel for Plaintiff

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